999 West Hastings Street Suite 1180 Vancouver, British Columbia Canada V6C 2W2	Telephone: 604 689 3846 Facsimile: 604 689 3847 Web: www.silverstandard.com

N E W S    R E L E A S E

August 31, 2005	Trading Symbols:
News Release 05-15	Nasdaq National: SSRI
TSX: SSO

OWNERSHIP IN ESPERANZA SILVER CORPORATION

Vancouver, B.C. -- In accordance with regulatory requirements, Silver Standard Resources Inc. reports the acquisition of 3,150,000 common shares of Esperanza Silver Corporation (TSX-V: EPZ) (Esperanza) through the facilities of the TSX Venture Exchange.

The Esperanza shares were acquired by Silver Standard for investment purposes and increases the company’s equity interest in Esperanza to approximately 19.3% . This investment by Silver Standard will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.